

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Mr. Isaac Cohen
Chairman and Chief Executive Officer
Bionovo, Inc.
5858 Horton Street, Suite 400
Emeryville, CA 94608

     Re: Bionovo, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed March 16, 2010
           Schedule 14A filed April 2, 2010
           Form 10-K/A for the Fiscal Year Ended December 31, 2009
           Filed September 30, 2010
           File No. 001-33498

Dear Mr. Cohen:

     We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Jeffrey P. Riedler
           Assistant Director